UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 22, 2020

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

April 22, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on April 22, 2020, IFS’s Board of Directors unanimously approved:

-	the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”);
-	the filing of the 2019 Annual Report; and,
-	the audited consolidated financial statements under the PCAOB rules Auditing Standards.

The 2019 Annual Report can be accessed by visiting the SEC’s website, www.sec.gov, and can also be found on IFS’ website, www.ifs.com.pe, under the “Investor Relations” section, “SEC Filings” subsection. In addition, shareholders may receive a hard copy of the 2019 Annual Report, including the audited consolidated financial statements included in such report, free of charge, by requesting a copy within a reasonable period of time from IFS’ Investor Relations Office, at ir@intercorp.com.pe.

Any inquiries can be directed to Ernesto Ferrero, IFS’ Investor Relations Officer, at (511) 219-2000 ext. 29025.

Sincerely,

/s/ Michela Casassa Ramat

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: April 22, 2020	By:	/s/ Michela Casassa Ramat
	Name:	Michela Casassa Ramat
	Title:	Chief Financial Officer